                                                      Pursuant To Rule 424(b)(1)
                                                      Registration No.  33-93870
                                                                       333-37525

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 29, 1995)

                                  $150,000,000

                               PULTE CORPORATION
                    7 5/8% SENIOR NOTES DUE OCTOBER 15, 2017
                            ------------------------

     Interest on the 7 5/8% Senior Notes due 2017 (the "Senior Notes") of Pulte Corporation (the "Company") is payable semi-annually on April 15 and October 15, commencing April 15, 1998. The Senior Notes are not redeemable prior to maturity.

     The Senior Notes will be senior, unsecured obligations of the Company, guaranteed on a senior basis by guarantees (the "Senior Guarantees") of Pulte Home Corporation ("Pulte"), an indirect, wholly-owned subsidiary of the Company, and certain other wholly-owned homebuilding subsidiaries of Pulte (collectively, the "Guarantors").

                            ------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

==================================================================================================================
                                                  PRICE TO              UNDERWRITING             PROCEEDS TO
                                                  PUBLIC(1)              DISCOUNT(2)            COMPANY(1)(3)
------------------------------------------------------------------------------------------------------------------
Per Senior Note..........................          98.550%                  .875%                  97.675%
------------------------------------------------------------------------------------------------------------------
Total....................................       $147,825,000             $1,312,500             $146,512,500
==================================================================================================================

(1) Plus accrued interest, if any, from October 15, 1997.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $115,000.

                            ------------------------

     The Senior Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Senior Notes will be made in book-entry form through the facilities of The Depository Trust Company on or about October 15, 1997.

                            ------------------------
MERRILL LYNCH & CO.
                                LEHMAN BROTHERS
                                                    SBC WARBURG DILLON READ INC.
                            ------------------------

           The date of this Prospectus Supplement is October 9, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SENIOR NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF SENIOR NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     Pulte Corporation (the "Company") conducts operations in two primary business segments: homebuilding and financial services. The Company conducts homebuilding operations through Pulte Home Corporation ("Pulte") and Pulte's homebuilding subsidiaries, and financial services operations principally through the Company's mortgage banking (Pulte Mortgage Corporation ("PMC")) and financing (Pulte Financial Companies, Inc. ("PFCI")) subsidiaries.

     Founded by William J. Pulte in 1950, Pulte is one of the country's leading producers of for-sale housing and has closed over 87,000 homes since January 1988. Pulte specializes in the construction and sale of moderately priced to semi-custom, single-family detached and attached homes. Pulte homes are marketed primarily to customers ranging from first-time home buyers to first and second-time "move-up" home buyers. Pulte homes feature high-quality design and construction, as well as Pulte's commitment to customer delight. The homes are constructed for use as principal residences in 40 markets throughout 25 states as well as Puerto Rico and Mexico. Pulte believes it is a leading homebuilder in most of its established markets.

                              RECENT DEVELOPMENTS

     On August 12, 1997, the Company announced a reorganization of its homebuilding operations intended to strengthen management focus on key customer groups and to generate increased operating efficiencies. The reorganization created a new position of Executive Vice President and Chief Operating Officer with responsibility for all of Pulte's homebuilding businesses, and appointed senior Pulte executives to head the Company's domestic homebuilding and active adult/retirement operations. The reorganization replaced Pulte's existing homebuilding structure comprised of three geographically-based operating companies with a structure focused more closely on specific customer segments. The reorganization may involve headcount reductions and relocation of Company personnel between existing markets.

     On October 8, 1997, the Company and Fleetwood Enterprises, Inc. announced that they will jointly form a new corporation that will own and operate manufactured home retail centers. The Company will own 51 percent of the new corporation and Fleetwood will own 49 percent. The new company will initially focus on retail sales of manufactured homes and related activities such as home financing and insurance services. It is expected that growth will come through a combination of selective acquisitions of existing high-quality retail operations and development of new retail locations.

     In addition, the Company from time to time considers various possible acquisition opportunities. Currently, the Company is engaged in confidential discussions concerning certain possible acquisitions of one or more homebuilders (none of which would be considered a "significant subsidiary" for purposes of the Commission's rules); these discussions could potentially lead to one or more acquisition transactions, although there is no assurance that any such transactions will ultimately take place.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION(1)

                                                                                                          SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                              JUNE 30,
                                      --------------------------------------------------------------   -----------------------
                                         1992         1993         1994         1995         1996         1996         1997
                                         ----         ----         ----         ----         ----         ----         ----
                                                        (DOLLARS IN THOUSANDS, EXCEPT AVERAGE SALES PRICES)
INCOME STATEMENT DATA:
Revenues:
  Homebuilding......................  $1,078,154   $1,363,278   $1,637,306   $1,934,403   $2,319,734   $  980,003   $  990,350
  Mortgage banking (PMC)............      35,187       44,933       56,165       42,924       31,320       15,058       11,733
  Other financial services and
    Corporate.......................     110,882       82,589       62,442       51,813       33,229       25,814        5,932
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total revenues................   1,224,223    1,490,800    1,755,913    2,029,140    2,384,283    1,020,875    1,008,015
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Pre-tax income (loss):
  Homebuilding......................      49,632       78,456       94,479       84,462      114,061       36,791       37,249
  Mortgage banking (PMC)............       6,346        8,350       18,913       13,930        3,360          551          675
  Other financial services and
    Corporate.......................       2,244        4,233       (9,804)     (16,368)     (14,958)      (1,177)     (15,313)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total pre-tax income..........      58,222       91,039      103,588       82,024      102,463       36,165       22,611
Income taxes........................       5,700       35,583       41,219       33,185       39,252       14,656        8,705
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations
  before extraordinary item and
  cumulative effect of change in
  accounting principle..............      52,522       55,456       62,369       48,839       63,211       21,509       13,906
Income from discontinued
  operations........................      19,666       22,309      102,988        9,507      116,432        3,765        2,204
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before extraordinary item and
  cumulative effect of change in
  accounting principle..............      72,188       77,765      165,357       58,346      179,643       25,274       16,110
Extraordinary loss from early
  extinguishment of debt............      (2,084)      (3,397)      (2,589)          --           --           --           --
Cumulative effect of change in
  accounting for income taxes.......          --        5,000                        --           --           --           --
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Net income....................  $   70,104   $   79,368   $  162,768   $   58,346   $  179,643   $   25,274   $   16,110
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA:
Assets:
  Homebuilding......................  $  577,968   $  729,802   $  965,553   $1,124,088   $1,341,728   $1,261,589   $1,484,360
  Mortgage banking (PMC)............     269,330      305,185      155,948      196,690      187,191      154,732      138,764
  Other financial services and
    Corporate.......................     930,901      591,672      571,242      570,120      312,146      279,317      210,857
  Discontinued operations...........   1,927,345    2,184,231      248,612      156,617      144,076      155,462      138,682
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total assets..................  $3,705,544   $3,810,890   $1,941,355   $2,047,515   $1,985,141   $1,851,100   $1,972,663
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
Indebtedness (including current
  maturities):
  Homebuilding......................  $   67,422   $   84,746   $   47,920   $   57,836   $   73,248   $   54,244   $  179,684
  Mortgage-banking (PMC)............     178,733      169,052       75,731      140,578      154,136      117,897      117,974
  Other financial services and
    Corporate.......................     864,721      590,598      539,201      564,552      384,669      396,550      380,668
  Discontinued operations...........     611,159      677,585      127,000      121,440       83,480       83,680       55,570
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total indebtedness............  $1,722,035   $1,521,981   $  789,852   $  884,406   $  695,533   $  652,371   $  733,896
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
Shareholders' equity................  $  481,395   $  556,314   $  710,589   $  761,003   $  829,273   $  715,971   $  770,959
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
SUMMARY OF OPERATING DATA:
  Ratio of earnings to fixed
    charges(2)......................        1.54         2.18         2.40         2.31         3.00         2.29         1.81
  Number of homes closed............       8,028        9,798       11,142       12,445       14,613        6,263        6,263
  Average sales price...............  $  134,000   $  139,000   $  147,000   $  155,000   $  159,000   $  156,000   $  158,000
  Backlog of sales
    contracts--units................       2,416        2,868        2,287        3,662        3,448        5,235        5,510
  Backlog of sales contracts--dollar
    value...........................  $  340,167   $  419,978   $  386,848   $  602,000   $  596,000   $  886,000   $  951,000

-------------------------
(1) Certain items in the Selected Consolidated Financial Information for the 1992 through 1996 periods presented have been reclassified to conform to the 1997 financial presentation.

(2) The ratios of earnings to fixed charges set forth above are computed on a total enterprise basis of the Company, except for the Company's discontinued thrift operations, which are excluded. Fixed charges include interest incurred, one-third of estimated rent expense of the Company as representative of the interest factor and amortization of debt expense.

                                USE OF PROCEEDS

     The Company will use a portion of the net proceeds of the sale of the Senior Notes to repay short-term borrowings of $76.5 million under an unsecured revolving bank credit arrangement with a variety of floating interest rates which averaged 6.10% over the most recent 20 business days. Such credit arrangement expires on January 5, 2002. The remaining net proceeds from the sale of the Senior Notes will be added to the Company's general funds and used for general corporate purposes which may include, but are not limited to, capital contributions to the Company's subsidiaries to strengthen such subsidiaries' continuing operations and to fund acquisitions. Pending such uses, the net proceeds will be invested in short-term investments.

                                 CAPITALIZATION

     The following table sets forth (a) the unaudited historical consolidated capitalization of the Company as of June 30, 1997, as derived from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and (b) the unaudited historical consolidated capitalization of the Company, as adjusted to reflect the sale of the Senior Notes and the application of the net proceeds therefrom as described under "Use of Proceeds." The following information should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, which are incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                  AT JUNE 30, 1997
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
INDEBTEDNESS (INCLUDING CURRENT MATURITIES)(1):
  Corporate:
    Unsecured revolving bank credit arrangement.............  $  107,390   $       --
    7% Senior Notes due 2003................................      99,730       99,730
    8 3/8% Senior Notes due 2004............................     114,749      114,749
    7 3/10% Senior Notes due 2005...........................     124,929      124,929
    Senior Notes offered hereby.............................      --          150,000
                                                              ----------   ----------
         Total corporate....................................     446,798      489,408
  Homebuilding(2)(3):
    Guarantor Senior Indebtedness:
      Notes and land contracts payable, principally limited
       recourse.............................................      49,889       49,889
    Guarantor Senior Subordinated Indebtedness:
      10.125% unsecured senior subordinated debentures due
       1999, issued by Pulte................................      22,405       22,405
  Financial services(4).....................................     159,234      159,234
  Discontinued operations(5)................................      55,570       55,570
                                                              ----------   ----------
         Total indebtedness (including current
           maturities)......................................     733,896      776,506
                                                              ----------   ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 25,000,000 shares
    authorized, none issued.................................
  Common stock, $.01 par value; 100,000,000 shares
    authorized, 21,016,705 shares issued(6).................         210          210
  Additional paid-in capital................................      54,293       54,293
  Unrealized gains..........................................       1,510        1,510
  Retained earnings.........................................     714,946      714,946
                                                              ----------   ----------
         Total shareholders' equity.........................     770,959      770,959
                                                              ----------   ----------
           Total capitalization.............................  $1,504,855   $1,547,465
                                                              ==========   ==========

-------------------------
(1) The Company, Pulte and Pulte Diversified Companies, Inc. ("PDCI"), a wholly-owned subsidiary of the Company and the owner of 100% of the capital stock of Pulte, are jointly obligated under a $250,000 unsecured revolving bank credit arrangement. At June 30, 1997, there were $97,390 outstanding borrowings under the unsecured revolving bank credit arrangement, which borrowings constitute Company Senior Indebtedness and Guarantor Senior Indebtedness, respectively.

(2) Pulte has a $10,000 uncommitted line of credit which was fully drawn at June 30, 1997. Borrowings pursuant to this line of credit constitute Guarantor Senior Indebtedness.

(3) Upon consummation of the offering of the Senior Notes offered hereby, the Senior Guarantees thereof by the Guarantors will constitute Guarantor Senior Indebtedness in the amount of $150,000. The Guarantors' Senior Guarantees of the Company's 7% Senior Notes due 2003, the Company's 8 3/8% Senior Notes due 2004 and the Company's 7 3/10% Senior Notes due 2005 constitute Guarantor Senior Indebtedness in the aggregate amount of $340,000.

(4) Financial services includes Indebtedness of PFCI and PMC.

(5) First Heights is reflected as discontinued operations.

(6) Does not include 2,976,450 shares covered by outstanding stock options or 860,000 additional shares reserved for issuance under the Company's stock option plans, as of June 30, 1997.

                          DESCRIPTION OF SENIOR NOTES

     The following description of the particular terms of the Senior Notes offered hereby supplements and, to the extent inconsistent therewith, supersedes the description of the general terms of the Senior Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, which should be read in conjunction herewith. Capitalized terms used below have the meanings set forth in the Senior Indenture.

GENERAL

     The Senior Notes constitute a single series of Senior Debt Securities for purposes of the Senior Indenture and are limited to an aggregate principal amount of $150,000,000. The Senior Notes will mature on October 15, 2017. Interest on the Senior Notes will accrue from October 15, 1997 and will be payable semi-annually on April 15 and October 15, beginning April 15, 1998, and at maturity to the persons in whose names the Senior Notes are registered at the close of business on the April 1 or October 1 prior to the applicable payment date, at the annual rate set forth on the cover page of this Prospectus Supplement.

     The Senior Notes will be issued only in book-entry form through the facilities of the Depository, and will be in denominations of $1,000 and integral multiples thereof. Transfers or exchanges of beneficial interests in the Senior Notes in book-entry form may be effected only through a participating member of the Depository. Under certain limited circumstances, the Senior Notes may be issued in certificated form in exchange for the Global Securities. See "--Global Securities" below and "Description of Debt Securities--Global Securities" in the accompanying Prospectus.

     Payments on Senior Notes will be made to the Depository. The Senior Notes will not be listed on any securities exchange. The Senior Notes will be a new issue of securities with no established trading market and there can be no assurance as to whether any market will develop, the liquidity of any markets that may develop or the prices at which Holders would be able to sell the Senior Notes.

RANKING

     The Senior Notes will rank pari passu with all existing and future Company Senior Indebtedness, and senior to all existing and future Company Subordinated Indebtedness. As of June 30, 1997, the Company had outstanding $340,000,000 aggregate principal amount of Senior Indebtedness, as described under "Capitalization."

GUARANTORS

     The Senior Notes are guaranteed on a senior basis pursuant to the Senior Guarantees of the Guarantors, and the Senior Guarantees rank pari passu with all Guarantor Senior Indebtedness. As of June 30, 1997, the Guarantors had outstanding $49,889,000 aggregate principal amount of Guarantor Senior Indebtedness, in addition to (i) their Senior Guarantee obligations with respect to $100,000,000 aggregate principal amount of the Company's 7% Senior Notes due 2003, $115,000,000 aggregate principal amount of the Company's 8 3/8% Senior Notes due 2004 and $125,000,000 aggregate principal amount of the Company's
7 3/10% Senior Notes due 2005 and (ii) the other Indebtedness as described under "Capitalization".

REDEMPTION

     The Senior Notes are not redeemable prior to their stated maturity and do not provide for any sinking fund.

GLOBAL SECURITIES

     The Senior Notes will be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depository and registered in the name of a nominee of the Depository. Global Securities may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of such successor. A further description of the Depository's procedures with respect to Global Securities representing the Senior Notes is set forth in the accompanying Prospectus under "Description of Debt Securities--Global Securities." The

Depository has confirmed to the Company, the Underwriters and the Trustee that it intends to follow such procedures.

     The Depository has advised the Company and the Underwriters as follows: the Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository holds securities that its participants ("participants") deposit with the Depository. The Depository also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the Depository and its participants are on file with the Securities and Exchange Commission (the "Commission").

RESTRICTIVE COVENANTS

     The Senior Notes will be subject to the covenants described under "Description of Debt Securities--Restrictions on Secured Debt," "--Restrictions on Sale and Leaseback Transactions" and "--Restrictions on Mergers, Consolidations and Transfer of Assets," and the defeasance provisions described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus.

PURCHASE OF THE SENIOR NOTES AT THE OPTION OF THE HOLDER

     In the event any Change in Control Triggering Event in respect of the Company occurs on or prior to maturity, each Holder of Senior Notes will have the right, at the Holder's option, subject to the terms and conditions of the Senior Indenture, to require the Company to purchase all or any part (provided that the principal amount is $1,000 or an integral multiple thereof) of such Holder's Senior Notes on the date that is 30 business days after the occurrence of such Change in Control Triggering Event (the "Change in Control Purchase Date") at a cash price equal to the principal amount thereof plus accrued interest to the Change in Control Purchase Date, as described under "Description of Debt Securities--Purchase of the Debt Securities at the Option of the Holder" in the accompanying Prospectus.

TRUSTEE

     The trustee under the Senior Indenture is the First National Bank of Chicago, a national banking association.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Senior Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Senior Notes will be made by the Company in immediately available funds.

     Secondary trading in the long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Senior Notes will trade in the Depository's Same-Day Funds Settlement System until maturity or until the Senior Notes are issued in certificated form, and secondary market trading activity in the Senior Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Underwriting Agreement") among the Company and Merrill Lynch, Pierce Fenner & Smith Incorporated, Lehman Brothers and SBC Warburg Dillon Read Inc. (collectively, the "Underwriters"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of Senior Notes set forth opposite its name in the table below.

                                                                 PRINCIPAL
                                                                   AMOUNT
                        UNDERWRITER                              ---------
Merrill Lynch, Pierce Fenner & Smith
             Incorporated...................................    $ 50,000,000
Lehman Brothers.............................................      50,000,000
SBC Warburg Dillon Read Inc. ...............................      50,000,000
                                                                ------------
             Total..........................................    $150,000,000
                                                                ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Senior Notes if any are purchased.

     The Underwriters have advised the Company that they propose initially to offer the Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .5% of the principal amount. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company does not intend to list the Senior Notes on any exchange. The Company has been advised by the Underwriters that they intend to make a market in the Senior Notes, but they are not obligated to do so and may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of the trading market for the Senior Notes.

     Until the distribution of the Senior Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Senior Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Senior Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Senior Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     From time to time in the past, each of the Underwriters has performed investment banking services to the Company for customary fees.

                                 LEGAL MATTERS

     The validity of the issuance of the Senior Notes and certain other legal matters in connection with the Securities offered hereby will be passed upon for the Company by Honigman Miller Schwartz and Cohn, Detroit, Michigan. Mayer, Brown & Platt, New York, New York, will pass upon certain legal matters for the Underwriters, and may rely, as to matters relating to Michigan law, on the opinion of Honigman Miller Schwartz and Cohn. Honigman Miller Schwartz and Cohn serves as counsel to the Company and its subsidiaries. A partner of Honigman Miller Schwartz & Cohn, Alan E. Schwartz, is a director of the Company. As of October 1, 1997 approximately 4 attorneys at Honigman Miller Schwartz & Cohn beneficially owned an aggregate of approximately 53,100 shares of Common Stock of the Company.

PROSPECTUS

                                  $250,000,000

                               PULTE CORPORATION
                        DEBT SECURITIES AND COMMON STOCK

     Pulte Corporation, formerly PHM Corporation (the "Company"), may offer from time to time (i) shares of its common stock, par value $.01 per share (the "Common Stock"); (ii) its debt securities consisting of senior unsecured indebtedness such as debentures and notes (the "Senior Debt Securities"); (iii) subordinated unsecured indebtedness (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"). The Debt Securities may be convertible into Common Stock. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"). The Debt Securities may be offered in one or more series with the same or various maturities, at par or with an original issue discount, and may be denominated either in U.S. Dollars or foreign currencies, including the European Currency Unit ("ECU").

     The Senior Debt Securities will be guaranteed on a senior basis (the "Senior Guarantees") by Pulte Home Corporation ("Pulte"), a second-tier, wholly-owned subsidiary of the Company, and certain other wholly-owned, homebuilding and related subsidiaries of Pulte; all of the Additional Registrants will guarantee such Debt Securities (Pulte and such other subsidiaries are collectively referred to as the "Guarantors"). The Subordinated Debt Securities will be guaranteed on a subordinated basis by the Guarantors (the "Subordinated Guarantees" and, together with the Senior Guarantees, the "Guarantees"). The Company is a holding company which conducts homebuilding operations exclusively through the Guarantors.

     The Debt Securities, Common Stock and Guarantees are collectively referred to herein as the "Securities." The Securities may be sold directly, through agents designated from time to time or through one or more underwriters or dealers. See "Plan of Distribution."

     Certain terms of or other information relating to the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement or Supplements, including (i) in the case of Debt Securities, the specific designation, currency in which the Debt Securities are denominated, aggregate principal amount, denominations, maturity (which may be fixed or extendable), interest rate or rates (which may be fixed or variable), if any, time of payment of interest, if any, terms for redemption at the option of the Company or the holder, terms for conversion or exchange into Common Stock at the option of the Company or the holder thereof, if any, terms for sinking or purchase fund payment, if any, and the application, if any, of certain restrictive covenants and other covenants or events of default that are in addition to or different from those described herein, the public offering price, the names of any underwriters, dealers or agents, the amounts to be purchased by and the compensation of such underwriters, dealers or agents, any listing on a securities exchange and the other terms in connection with the offering and sale of the Debt Securities; and (ii) in the case of Common Stock, the designation, number of shares, public offering price, names of any underwriters or agents, compensation of such underwriters or agents and other applicable terms of the offering. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Debt Securities covered by the Prospectus Supplement. All or a portion of the Debt Securities may be issued in permanent or temporary global form (each, a "Global Security").

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol PHM.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT APPLICABLE TO SUCH SECURITIES.

               The date of this Prospectus is September 29, 1995

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. Documents filed by the Company with the Commission can also be inspected at the offices of the New York Stock Exchange, Inc. (the "New York Stock Exchange"), 20 Broad Street, New York, New York 10005, on which the Common Stock is traded.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company and the Guarantors with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Securities offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company, the Guarantors and the Securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each case reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     The Guarantors do not expect that they will be required to file separate reports with the Commission pursuant to Section 15(d) of the Exchange Act. In this regard, the Guarantors will not make available separate annual reports to security holders.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (file no. 1-9804) are incorporated in this Prospectus by reference and hereby made a part hereof:

          1. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995, filed with the Commission on August 11, 1995;

          2. The Company's Amendment to Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 1995, filed with the Commission on September 8, 1995 (the "June 30, 1995 10-Q");

          3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, filed with the Commission on May 8, 1995;

          4. The Company's Amendment to Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1995, filed with the Commission on September 8, 1995;

          5. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed with the Commission on March 20, 1995;

          6. The Company's Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994, filed with the Commission on September 8, 1995 (the "1994 10-K"); and

          7. The description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on May 17, 1983, Item 4 of the Company's Registration Statement on Form 8-B filed with the Commission on May 16, 1985 and Item 4 of the Company's Registration Statement on Form 8-B filed with the Commission on December 18, 1987, each pursuant to Section 12 of the Exchange Act.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus and the accompanying Prospectus Supplement are delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (except for exhibits that are specifically incorporated by reference herein or into such incorporated documents). Requests for such copies should be directed to the Company's principal executive offices located at 33 Bloomfield Hills Parkway, Suite 200, Bloomfield Hills, Michigan 48304, Attention: Director of Investor Relations (telephone: (810) 647-2750).

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT.

                                  THE COMPANY

     The Company is the parent company of several wholly-owned subsidiaries which conduct operations in two primary business segments: homebuilding, through Pulte, and financial services, principally through the Company's mortgage banking and financing operations. The Company was incorporated on September 17, 1987. (Pulte, which was founded by William J. Pulte in 1950, was incorporated in 1956.) The Company's executive offices are located at 33 Bloomfield Hills Parkway, Suite 200, Bloomfield Hills, Michigan 48304; telephone (810) 647-2750.

                                 THE GUARANTORS

     The Guarantors will consist of Pulte, Builders' Supply & Lumber Co., Inc.; Cambridge Software, Inc.; Canterbury Communities, Inc.; Ceiba Homes Inc.; Charlotte Classic Homes, Inc.; Dean Realty Company; Greensboro Classic Homes, Inc.; Gulf Partners, Inc.; Gurabo Homes Inc.; Halifax Corporation; James T. Lynch, Inc.; Monroe Two, Inc.; Palmville Development Corp.; PBW Corporation; PHM Realty, Inc.; PHSF, Inc.; Preserve I, Inc.; Preserve II, Inc.; Pulte Development Corporation; Pulte Home Caribbean Corporation; Pulte Home Corporation of The Delaware Valley; Pulte Home Corporation of Massachusetts; Pulte Home Corporation of Texas; Pulte Homes, Inc.; Pulte Homes of Greater Kansas City, Inc.; Pulte Homes of Michigan Corporation; Pulte Homes of Minnesota Corporation; Pulte Homes of Ohio Corporation; Pulte Homes of South Carolina, Inc.; Pulte LFC Corporation; Pulte Lifestyle Communities, Inc.; Raleigh Classic Homes, Inc.; Salinas Builders, Inc.; Salinas Homes, Inc.; Sean/Christopher Homes, Inc.; TQM Services, Inc.; and Wil Corporation. The Guarantors comprise all of the homebuilding operations, business and assets of the Company. Pulte is the wholly-owned subsidiary of Pulte Diversified Companies, Inc. ("PDCI"), a wholly-owned subsidiary of the Company, and the other Guarantors are all wholly-owned subsidiaries of Pulte. Each of the Guarantors will fully and unconditionally guarantee on a joint and several basis the Company's obligations under the Debt Securities, subject (a) in the case of the Subordinated Guarantees, to any subordination provisions described in the Prospectus Supplement, and (b) in the case of the Guarantees generally, to such Guarantee not constituting or resulting in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, in which case, the liability of the Guarantor under its Guarantee will be reduced to the maximum amount, after giving effect to all other contingent and fixed liabilities of such Guarantor (which generally consists of indebtedness and other obligations of such Guarantor, including trade payables), permissible under applicable fraudulent conveyance or similar law. For certain financial information relating to the Guarantors, see Note 12 of Notes to Consolidated Financial Statements for the year ended December 31, 1994, as set forth in the 1994 10-K and Note 7 of Notes to Condensed Consolidated Financial Statements for the six months ended June 30, 1995, as set forth in the June 30, 1995 10-Q.

     The Guarantors' executive offices are located at 33 Bloomfield Hills Parkway, Suite 200, Bloomfield Hills, Michigan 48304; telephone: (810) 647-2750.

                                USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, net proceeds from the sale of the Securities will be added to the Company's general funds and used for general corporate purposes, which may include, but are not limited to, capital contributions to the Company's subsidiaries to strengthen such subsidiaries' continuing operations. The Company and its Board of Directors considers from time to time (and therefore proceeds could be used to finance) a broad range of financial and strategic alternatives, including potential acquisitions, divestitures, consolidations, investments, business combinations, recapitalizations and other business and financial transactions.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for
(i) the Company as a whole, except for its discontinued thrift operations, which are excluded, and (ii) the Company, excluding earnings and fixed charges of the discontinued thrift operations and Pulte Financial Companies, Inc. ("PFCI"), which are not comparable to the Company's core business. Fixed charges include interest incurred, one-third of estimated rent expense as representative of the interest factor and amortization of debt expense.

                                                   SIX MONTHS
                                                 ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                                                -----------------      ------------------------------------
                                                1995         1994      1994    1993    1992    1991    1990
                                                ----         ----      ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges -- Company,
  excluding discontinued thrift operations....  1.39         2.34      2.40    2.18    1.54    1.25    1.08
Ratio of Earnings to Fixed Charges --
  excluding discontinued thrift operations and
  PFCI operations.............................  1.74         4.46      5.10    5.30    3.22    1.64     *

-------------------------
* Earnings were inadequate to cover fixed charges by $2.9 million for the year ended December 31, 1990.

                                    BUSINESS

PULTE CORPORATION

     The Company conducts operations in two primary business segments: homebuilding, through Pulte and its homebuilding subsidiaries, and financial services, principally through the Company's mortgage banking subsidiary (ICM). The Guarantors would consist of Pulte and its homebuilding subsidiaries (Pulte and its homebuilding subsidiaries are referred to collectively in "Business" and "Properties" as "Pulte"). ICM and the Company's financial services subsidiaries will not be Guarantors.

HOMEBUILDING OPERATIONS (GUARANTORS)

     Pulte builds a wide variety of homes, including detached units, townhouses, condominium apartments and duplexes, with varying prices, models, options and lot sizes. Its homes are sold for use as principal residences. As of December 31, 1994, Pulte offered homes for sale in 357 subdivisions (288 and 186 at December 31, 1993 and 1992, respectively) at sales prices ranging from $50,000 to over $600,000. Sales prices of homes currently offered for sale in 224 (63% of the total) of Pulte's subdivisions fall within the range of $75,000 to $175,000. Sales of single-family detached homes, as a percentage of Pulte's total unit sales, were 75% in 1994, 81% in 1993 and 80% in 1992.

     Presently, Pulte operates in 39 markets within the following geographic areas:**

NORTH                           CENTRAL                        SOUTH                   WEST
-----                           -------                        -----                   ----
Delaware                 Illinois        Missouri              Georgia                  Arizona
Maryland                 Indiana         Ohio                  Florida                  California
Massachusetts            Kansas          Texas                 North Carolina           Colorado
New Jersey               Michigan        Wisconsin             Puerto Rico              Nevada
Pennsylvania             Minnesota                             South Carolina           Utah
Virginia

-------------------------
** The following Additional Registrants have operations in the North region:
   Canterbury Communities, Inc.; Monroe Two, Inc.; PBW Corporation; Preserve I, Inc.; Preserve II, Inc.; Pulte Home Corporation; Pulte Home Corporation of the Delaware Valley; Pulte Home Corporation of Massachusetts; Pulte Homes, Inc.; Pulte Lifestyle Communities, Inc.; TQM Services, Inc.; and Wil Corporation.

   The following Additional Registrants have operations in the Central region:
   Canterbury Communities, Inc.; Dean Realty Company; Gulf Partners, Inc.; James
   T. Lynch, Inc.; Pulte Home Corporation; Pulte Home Corporation of Texas; Pulte Homes of Greater Kansas City, Inc.; Pulte Homes of Michigan Corporation; Pulte Homes of Minnesota Corporation; Pulte Homes of Ohio Corporation; and Sean/Christopher Homes, Inc.

   The following Additional Registrants have operations in the South region:
   Canterbury Communities, Inc.; Charlotte Classic Homes, Inc.; Dean Realty Company; Greensboro Classic Homes, Inc.; PHM Realty, Inc.; PHSF, Inc.; Pulte Home Caribbean Corporation; Pulte Home Corporation; Pulte Homes of South Carolina, Inc.; and Raleigh Classic Homes, Inc.

   The following Additional Registrants have operations in the West region:
   Canterbury Communities, Inc.; Dean Realty Company; and Pulte Home
   Corporation.

   The following Additional Registrants have operations which are not considered part of any of the above described regions: Builders' Supply and Lumber Co., Inc.; Cambridge Software, Inc.; Ceiba Homes, Inc.; Gurabo Homes Inc.; Halifax Corporation; Palmville Development Corp.; Pulte Development Corporation; Pulte Home Corporation; Pulte LFC Corporation; Salinas Builders, Inc.; and Salinas Homes, Inc.

     The following table sets forth for-sale housing unit sales (settlements), average sales prices, net new orders and backlog of orders (any of which may be cancelled):

                                                                                        SIX MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,                          JUNE 30,
                          --------------------------------------------------------    --------------------
                            1994        1993        1992        1991        1990        1995        1994
                            ----        ----        ----        ----        ----        ----        ----
Settlements:
  North...............       2,003       1,863       1,651       1,082         979         864         884
  South...............       2,734       2,050       1,632       1,512       1,211       1,321       1,062
  Central.............       3,577       3,432       2,827       2,731       2,619       1,702       1,556
  West................       2,828       2,453       1,918       1,361         939       1,117       1,396
                          --------    --------    --------    --------    --------    --------    --------
Total unit
  settlements.........      11,142       9,798       8,028       6,686       5,748       5,004       4,898
                          ========    ========    ========    ========    ========    ========    ========
Average sales price...    $147,000    $139,000    $134,000    $133,000    $135,000    $154,000    $145,000
                          ========    ========    ========    ========    ========    ========    ========
Net new orders:
  North...............       2,003       1,848       1,704       1,232         912       1,270       1,106
  South...............       2,589       2,317       1,782       1,516       1,207       1,762       1,286
  Central.............       3,410       3,420       3,130       2,652       2,709       2,580       1,767
  West................       2,559       2,665       2,156       1,480         945       1,303       1,500
                          --------    --------    --------    --------    --------    --------    --------
Total net new
  orders..............      10,561      10,250       8,772       6,880       5,773       6,915       5,659
                          ========    ========    ========    ========    ========    ========    ========

                                              AT DECEMBER 31,                             AT JUNE 30,
                          --------------------------------------------------------    --------------------
                            1994        1993        1992        1991        1990        1995        1994
                            ----        ----        ----        ----        ----        ----        ----
Backlog:
  North...............         445         445         460         407         257         851         667
  South...............         555         700         433         283         279         996         924
  Central.............         747         914         926         623         702       1,625       1,125
  West................         540         809         597         359         240         726         913
                          --------    --------    --------    --------    --------    --------    --------
Total backlog.........       2,287       2,868       2,416       1,672       1,478       4,198       3,629
                          ========    ========    ========    ========    ========    ========    ========
Backlog, in thousands
  of dollars..........    $386,848    $419,978    $340,167    $239,198    $210,527    $683,000    $560,000
                          ========    ========    ========    ========    ========    ========    ========
Backlog average sales
  price...............    $169,000    $146,000    $141,000    $143,000    $142,000    $163,000    $154,000
                          ========    ========    ========    ========    ========    ========    ========

     Unit sales (settlements) and net new orders in any year are strongly influenced by national and regional, as well as local, market economic conditions.

     Land Acquisition and Development

     Land acquisition is undertaken only after consideration of such factors as proximity to developed areas, population growth patterns and, if applicable, estimated development costs. Pulte controls land in desirable locations by outright acquisition and option agreements or other means which assist the Company in managing risk.

     Pulte's policy has been to acquire land with the intent to complete sales of housing units within 24 months from the date of acquisition. As a result, land is generally purchased after it is properly zoned and developed or is ready for development. In addition, Pulte occasionally disposes of land not required in its business.

     Where Pulte develops land, it engages directly in many phases of the development process, including land and site planning, obtaining environmental and other regulatory approvals, and constructing roads, sewers, water and drainage facilities, and other amenities. Pulte uses its staff and the services of independent engineers and consultants in its land development activities. Land development work is done primarily by subcontractors and local government authorities which construct sewer and water systems in some areas.

     At December 31, 1994, Pulte owned approximately 20,000 lots in subdivisions in which homes are being constructed. In addition, Pulte had approximately 13,700 lots under option.

     Sales and Marketing

     Pulte believes that it is an innovator in the design of its homes, and it views its design capacity as an integral aspect of its marketing strategy. Pulte's in-house architectural services teams and management, supplemented by outside consultants, have been successful in creating distinctive design features, both in exterior facades, and interior options and features. One of Pulte's strategies in certain markets has been to offer "the complete house" in which all features shown in the home are included in the sales price. Standard features typically offered include vaulted ceilings, flooring, carpet and appliances, with the buyer having selection options as to the type of flooring and carpet.

     Typically, Pulte's own sales team, together with outside sales brokers, are responsible for the sales of its homes. Fully furnished and landscaped model homes are used to showcase Pulte's homes and their distinctive design features. Pulte has great success with the first-time buyer in the low to moderate price range; in such cases, financing under United States Government-insured and guaranteed programs is often used and is facilitated through ICM. Pulte also enjoys strong sales to the move-up buyer and, in certain markets, offers semi-custom homes in higher price ranges. Pulte introduces its homes to prospective buyers through a variety of media advertising, illustrated brochures and other advertising displays. Customers also are obtained through referrals from other Pulte customers.

     Construction

     Pulte normally designs the homes it sells and builds such homes under the supervision of its on-site construction superintendents. The construction work is usually performed by subcontractors under contracts which, in many instances, cover both labor and materials on a fixed-price basis.

     Pulte attempts to maintain efficient operations by using standard materials and components from a variety of sources and, when feasible, by building on contiguous lots. To minimize the effects of changes in construction costs, the subcontracting and purchasing of building supplies, materials and major appliances are generally negotiated at or near the time when related sales contracts are signed. Pulte cannot determine the extent to which necessary building materials will be available at reasonable prices in the future and has, on occasion, experienced shortages of skilled labor in certain trades and of building materials in some markets.

     Additionally, one of Pulte's subsidiaries which is also a Guarantor (Builders' Supply & Lumber Co., Inc. ("BSL")) operates facilities in metropolitan Washington, D.C., Charlotte and Orlando, which facilities provide building materials to certain Pulte operating divisions as well as unaffiliated customers.

     Competition and Other Factors

     The housing industry in the United States is highly competitive. In each of Pulte's market areas, there are numerous homebuilders with which it competes. Any provider of housing units, for-sale or to rent, including apartment builders, may be considered a competitor of Pulte. Conversion of apartments to condominiums further provides certain segments of the population an alternative to traditional housing. Pulte competes primarily on the basis of reputation, price, location, design and quality of its homes.

     The housing industry is cyclical and is affected by a number of economic and other factors including: (1) significant national and world events which impact consumer confidence; (2) changes in interest rates; (3) changes in other costs associated with home ownership, such as property taxes and energy costs;
(4) various demographic factors; (5) changes in federal income tax laws; and (6) changes in government mortgage financing programs. In addition to these factors, Pulte's business and operations could be affected by unanticipated shifts in demand for new homes.

     Pulte's operations are subject to building, environmental and other regulations of various state and local authorities. For its homes to qualify for Federal Housing Administration (FHA) or Veterans Administration (VA) mortgages, Pulte must satisfy valuation standards and site, material and construction requirements of those agencies.

     Compliance by Pulte with federal, state and local laws relating to protection of the environment has had, to date, no material effect upon capital expenditures, earnings or the competitive position of Pulte. More stringent requirements could be imposed in the future on homebuilders and developers, thereby increasing the cost of compliance.

FINANCIAL SERVICES OPERATIONS (NOT GUARANTORS)

     The Company's financial services operations, which will not be Guarantors, are conducted by its mortgage banking and other financial subsidiaries.

     Mortgage Banking

     ICM Mortgage Corporation ("ICM") is a full service mortgage banker which arranges financing through the origination of mortgage loans to buyers of Pulte's homes and to the general public and engages in the sale of such loans to outside investors. ICM has provided mortgage loan servicing for the Government National Mortgage Association (GNMA), Federal National Mortgage Association
(FNMA), the Federal Home Loan Mortgage Corporation (FHLMC) and investors who purchase or invest in mortgage loans. Servicing involves the collection of principal, interest, taxes and insurance premiums from the borrower and the remittance of such funds to the mortgage holder, local taxing authorities and insurance companies.

     ICM is a lender approved by the FHA and VA and is a seller/servicer approved by GNMA, FNMA, FHLMC and other investors. In its conventional mortgage lending activities, ICM generally follows underwriting guidelines established by FNMA and FHLMC.

     In originating mortgage loans, ICM initially uses its own funds and borrowings made available to it pursuant to various credit arrangements. Subsequently, ICM sells such mortgage loans and mortgage-backed securities to outside investors. In 1994, 1993 and 1992, it originated mortgage loans for 49%, 56% and 52%, respectively, of the homes sold by Pulte. Such originations represented 41%, 28% and 29%, respectively, of total ICM originations. Approximately 49%, 45% and 37% of the total loans originated by ICM during the years ended December 31, 1994, 1993 and 1992, respectively, were insured by the FHA or partially guaranteed by the VA.

     ICM has completed the sale of its core mortgage servicing portfolio (which began in the third quarter of 1994) and now expects to continue to sell originated mortgage servicing rights on a "flow" basis as part of normal operations on a three to five month lag from the time of origination. (See the 1994 10-K and the June 30, 1995 10-Q: Management's Discussion and Analysis of Financial Condition and Results of Operations.)

     The mortgage industry in the United States is highly competitive. ICM competes with other mortgage companies and financial institutions to provide attractive mortgage financing to both Pulte customers and the general public. ICM, in originating and servicing mortgage loans, is subject to rules and regulations of the FHA, VA, GNMA, FNMA and FHLMC.

     Other Financial Subsidiaries

     Other financing activities are conducted by the limited purpose subsidiaries of Pulte Financial Companies, Inc. ("PFCI"). Such subsidiaries previously engaged in the acquisition of mortgage loans and mortgage-backed securities from ICM and unrelated parties financed principally through long-term bonds which are secured only by such mortgage loans and mortgage-backed securities. Such bonds are the obligations of the applicable PFCI issuer subsidiary; they are neither obligations of, nor guaranteed by, the Company, Pulte or its parent corporation Pulte Diversified Companies, Inc. ("PDCI"), ICM or PFCI. (See the 1994 10-K: Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Financial Subsidiaries and Note 6 of Notes to Consolidated Financial Statements.)

CORPORATE

     Corporate is a nonoperating segment and consists principally of Pulte Corporation and PDCI. The Company and PDCI are holding companies. The Company also lends funds (primarily on an interest-bearing basis) to Pulte on an unsecured basis. For further information regarding such activities, see the 1994 10-K and the June 30, 1995 10-Q: Management's Discussion and Analysis of Financial Condition and Results of Operations -- Corporate.

ORGANIZATION/EMPLOYEES

     All subsidiaries and operating divisions operate in an autonomous fashion with respect to day-to-day operations. All homebuilding real estate purchases and other significant homebuilding, mortgage banking, financing activities and similar operating decisions must be approved by senior corporate management.

     At December 31, 1994, the Company employed approximately 3,400 persons, of which approximately 2,800 were employed by the Guarantors. Employees of the Company and its subsidiaries, including Pulte, are not represented by any union. Subcontracted work, however, may be performed by union subcontractors. Homebuilding division, mortgage banking and financing management personnel are paid performance bonuses based on individual performance and incentive compensation based on the performance of the applicable division or subsidiary. The Company's corporate management personnel are paid incentive compensation based on overall performance of the Company (see Note 8 of Notes to Consolidated Financial Statements in the 1994 10-K). Each subsidiary is given autonomy regarding employment of personnel, although the Company's senior corporate management acts in an advisory capacity in the employment of subsidiary officers. The Company considers its employee and subcontractor relations to be satisfactory.

                                   PROPERTIES

     The Company's and Pulte's corporate offices are located at 33 Bloomfield Hills Parkway, Suite 200, Bloomfield Hills, Michigan 48304 where 34,600 square feet of office space is leased. ICM's and PFCI's corporate offices are located at 6061 South Willow Drive, Greenwood Village, Colorado 80111. At this location, 47,400 square feet of office space is leased. Pulte building divisions and ICM branch operations generally lease office space for their day-to-day operations. BSL owns two warehouses totaling 155,000 square feet and leases 61,000 square feet of warehouse space in metropolitan Washington, D.C., owns a 58,000 square foot warehouse facility in Charlotte, and leases an additional 44,000 square feet of warehouse space in Orlando.

     Because of the nature of Pulte's homebuilding operations, significant amounts of property are held as inventory in the ordinary course of its homebuilding business. Such properties are not included in this section.

                               LEGAL PROCEEDINGS

     On July 7, 1995, a lawsuit was filed in the United States District Court, Eastern District of Michigan, by the Federal Deposit Insurance Corporation against the Company, PDCI and First Heights.

     The lawsuit seeks a declaration of rights under the assistance agreement entered into between First Heights and the Federal Savings and Loan Insurance Corporation (FSLIC). The FDIC is the successor to FSLIC. The FDIC and the Company disagree about the proper interpretation of provisions in the assistance agreement which provide for sharing of certain tax benefits achieved in connection with First Heights' 1988 acquisition from FSLIC, and First Heights' ownership of, five failed Texas thrifts. The lawsuit also includes certain other claims relating to the foregoing, including claims resulting from the Company's and First Heights' amendment of a tax sharing and allocation agreement between the Company and First Heights. The Company disputes the FDIC's claims and believes that a proper interpretation of the assistance agreement limits the FDIC's participation in the tax benefits to amounts established on First Heights' books. The Company expects to file an answer and counter-claim in this case and intends to vigorously defend itself and pursue its counter-claims.

     The Company and Pulte are also involved in various other litigation incidental to their business. Management does not believe that such litigation will have a material adverse impact on the Company's financial condition or results from operations. See Note 6 of Notes to Condensed Consolidated Financial Statements in the June 30, 1995 10-Q and Note 10 of Notes to Consolidated Financial Statements in the 1994 10-K.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Senior Debt Securities will be issued under an indenture (the "Senior Indenture"), among the Company, as issuer, the Guarantors and the trustee named in the applicable Prospectus Supplement, as trustee ("the Senior Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The Subordinated Debt Securities will be issued under an indenture (the "Subordinated Indenture," and, together with the Senior Indenture, the "Indentures"), among the Company, as issuer, the Guarantors and the trustee named in the applicable Prospectus Supplement, as trustee (the "Subordinated Trustee"), a copy of which is filed as an exhibit to the Registration Statement. (As used herein, "Trustee" shall refer to either the Senior Trustee or the Subordinated Trustee, or both, as applicable.)

     The following summary of certain important provisions of the Debt Securities and Indentures is qualified in its entirety by the terms of the Indentures, Debt Securities and Guarantees, which are filed as exhibits to the Registration Statement or will be included in supplements to the Indentures. Capitalized terms not otherwise defined under this section "Description of Debt Securities" (including under "-- Certain Definitions", below) have the meaning given to them in the Indentures. As used in this section "Description of Debt Securities," unless the context indicates otherwise, the term "Company" means Pulte Corporation and does not include any of its subsidiaries, and section references, unless otherwise specified, are to sections of both Indentures.

GENERAL

     The Debt Securities will be unsecured obligations of the Company.

     The operations of the Company are conducted through subsidiaries and, therefore, the Company is primarily dependent on the earnings and cash flows of its subsidiaries to meet its debt service obligations. Except as described in this paragraph, there currently are no restrictions on the ability of the Company's subsidiaries (including the subsidiaries that are not Guarantors) to provide funds to the Company to meet the Company's debt service obligations. Any right of the Company and its creditors to participate in the assets of any of the Company's subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including trade creditors. Accordingly, the Debt Securities issued will also be effectively subordinated to the creditors of the Company's subsidiaries. The Debt Securities will, however, have the benefit of the Guarantees from the Guarantors, which consist of some, but not all, of the Company's subsidiaries. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments, other than as expressly provided in the Guarantees. The payment of dividends or the making of loans and advances to the Company by its subsidiaries are subject to contractual, statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. See "-- Guarantees."

     Reference is made to the Prospectus Supplement for the following terms of the offered Debt Securities (to the extent such terms are applicable to such Debt Securities):

          (i) the title of such Debt Securities or the particular series thereof;

          (ii) any limit on the aggregate principal amount of such Debt Securities;

          (iii) the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable;

          (iv) the rate or rates at which the Debt Securities shall bear interest, if any, or the method by which such rate or rates shall be determined, the interest payment dates on which any such interest on such Debt Securities will be payable, the record date for any interest payable on Debt Securities, or the method by which such date or dates shall be determined and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30-day months;

          (v) each place or places where the principal of and any interest on such Debt Securities will be payable and each office or agency where such Debt Securities may be presented for registration of transfer or exchange;

          (vi) the person to whom any interest on any Debt Security of such series will be payable, if other than the person in whose name such Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the record date for such interest;

          (vii) if other than the principal amount of such Debt Securities, the portion of the principal amount of such Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

          (viii) any mandatory or optional sinking fund, redemption or analogous provisions;

          (ix) the application, if any, of the right of the holder to convert the Debt Securities into Common Stock, the initial conversion price per share or conversion rate at which such Debt Securities will be convertible into Common Stock, any specific terms relating to the adjustment thereof that are in addition to or different from those described herein and the period during which such offered Debt Securities may be so converted;

          (x) the application, if any, of the right of the holder of Debt Securities to require the Company to purchase all or any part of such holder's Debt Securities upon a Change in Control Triggering Event;

          (xi) the date, if any, after which and the price or prices at which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions;

          (xii) the denominations in which such Debt Securities which are Registered Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof;

          (xiii) the currency or currencies of payment of principal of and any premium and interest on such Debt Securities;

          (xiv) any index used to determine the amount of payments of principal of and any interest on such Debt Securities;

          (xv) the application, if any, of the restrictive covenants described under "-- Restrictions on Secured Debt," "-- Restrictions on Sale and Leaseback Transactions" and "-- Restrictions on Mergers, Consolidations and Transfers of Assets";

          (xvi) the application, if any, of any restrictive covenants or Events of Default that are in addition to or different from those described herein;

          (xvii) if other than the Trustee, the identity of each Security Registrar and/or Paying Agent;

          (xviii) the application, if any, and any provisions in modification of, in addition to or in lieu of, any of the provisions described under "-- Discharge, Defeasance and Covenant Defeasance";

          (xix) the provisions, if any, granting special rights to the holders of such Debt Securities upon the occurrence of such events as may be specified; and

          (xx) any other terms and provisions of such Debt Securities not inconsistent with the terms and provisions of the applicable Indenture.

     Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to such Debt Securities. Debt Securities of any series may be issued in one or more series or tranches as described in the applicable Prospectus Supplement.

     If the purchase price of any of the offered Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

     The Indentures provide that the Debt Securities may be issued in one or more series thereunder, in each case as authorized from time to time by the Board of Directors of the Company. The Indentures also provide that there may be more than one Trustee under the Indentures, each with respect to one or more different series of Debt Securities. See "-- Resignation of Trustee" below. In the event that there is more than one Trustee under an Indenture, the powers and trust obligations of each Trustee as described herein shall extend only to the one or more series of Debt Securities for which it is Trustee. If more than one Trustee is acting under an Indenture, the Debt Securities (whether of one or more than one series) for which each Trustee is acting shall in effect be treated as if issued under separate indentures.

GUARANTEES

     In order to enable the Company to obtain more favorable interest rates and terms, payment of principal of, premium, if any, and interest on the Senior Debt Securities will be guaranteed, jointly and severally, on a senior basis by all of the Guarantors pursuant to the Senior Guarantees; provided that the Senior Guarantees will not be applicable to or guarantee the Company's obligations with respect to the conversion of the Senior Debt Securities into Common Stock if applicable, as described under "-- Conversion." Each Senior Guarantee will be an unsecured senior obligation of each Guarantor issuing such Senior Guarantee, ranking pari passu in right of payment with all existing and future Guarantor Senior Indebtedness.

     In order to enable the Company to obtain more favorable interest rates and terms, payment of principal of, premium, if any, and interest on the Subordinated Debt Securities will be guaranteed, jointly and severally, on a subordinated basis by all of the Guarantors pursuant to the Subordinated Guarantees; provided that the Subordinated Guarantees will not be applicable to or guarantee the Company's obligations with respect to the conversion of the Subordinated Debt Securities into Common Stock if applicable, as described under "--Conversion." Each Subordinated Guarantee will be an unsecured subordinated obligation of each Guarantor, ranking junior in right of payment to all existing and future Guarantor Senior Indebtedness and Guarantor Senior Subordinated Indebtedness and ranking pari passu with all other existing and future Guarantor Subordinated Indebtedness. The indebtedness evidenced by each Subordinated Guarantee will be subordinated on the same general basis to Guarantor Senior Indebtedness as the Subordinated Debt Securities are subordinated to Company Senior Indebtedness.

     The Indentures provide that, in the event any Guarantee would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the Guarantor under such Guarantee shall be reduced to the maximum amount, after giving effect to all other contingent and other liabilities of such Guarantor, permissible under the applicable fraudulent conveyance or similar law. (Section 1619 of the Subordinated Indenture and Section 1605 of the Senior Indenture).

GLOBAL SECURITIES

     The registered Debt Securities of a series may be issued in the form of one or more fully registered global Debt Securities (a "Global Security") that will be deposited with a depository (a "Depository") or with a nominee for a Depository identified in the Prospectus Supplement relating to such series and registered in the name of the Depository or a nominee thereof. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. The Depository currently accepts only Debt Securities that are denominated in U.S. dollars.

     The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

     Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository for such Global Security. The Depository for such Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Global Security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests will be effected only through records maintained by the depository for such Global Security (with respect to interests of participants) and on the records of participants (with respect to interest of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, transfer or pledge beneficial interests in Global Securities.

     So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indentures. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, and will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or Holders thereof, under the Indentures. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository for such Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indentures. The Company understands that under existing industry practices, if the Company requests any action of Holders or if any Holder is entitled to give or take any action under the Indentures, the Depository for such Global Security would authorize the participants holding Debt Securities of the relevant beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

     Payments of principal of, premium, if any, and any interest on Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium on, if any, or any interest in respect of such Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in such Global Security as shown on the records of such Depository. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depository for any Debt Securities represented by a Global Security notifies the Company that it is at any time unwilling or unable to continue as Depository or ceases to be a clearing agency registered under the Exchange Act, and a successor Depository registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Global Security or Global Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Global Security will be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depository from participants with respect to ownership of beneficial interests in such Global Security.

RESTRICTIONS ON SECURED DEBT

     If so provided in the Prospectus Supplement, the Company will not, and will not cause or permit a Restricted Subsidiary to, create, incur, assume or guarantee any Secured Debt unless the Debt Securities will be secured equally and ratably with (or prior to) such Secured Debt, with certain exceptions. The foregoing restrictions do not prohibit the creation, incurrence, assumption or guarantee of Secured Debt which is secured by (i) Security Interests on model homes, homes held for sale, homes that are under contract for sale, contracts for the sale of homes, land (improved or unimproved), manufacturing plants, warehouses or office buildings and fixtures and equipment located thereat, or thereon, (ii) Security Interests on property at the time of its acquisition by the Company or a Restricted Subsidiary, which Security Interests secure obligations assumed by the Company or a Restricted Subsidiary, or on the property of a corporation or other entity at the time it is merged into the Company or a Restricted Subsidiary (other than a Security Interest created in contemplation of the acquisition of such property or the consummation of such a merger), (iii) Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by the Company or a Restricted Subsidiary and (iv) Security Interests securing Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary that is wholly-owned (directly or indirectly) by the Company or Security Interests securing Indebtedness of the Company owing to a Guarantor. Additionally, such permitted Secured Debt includes any amendment, restatement, supplement, renewal, replacement, extension or refunding in whole or in part, of Secured Debt permitted at the time of the original incurrence thereof. (Section
1006)

     In addition to the foregoing, the Company and its Restricted Subsidiaries may create, incur, assume or guarantee Secured Debt, without equally and ratably securing the Debt Securities, if immediately thereafter the sum of (i) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (i) through (iv) of the immediately preceding paragraph and any Secured Debt in relation to which the Debt Securities have been equally and ratably secured) and (ii) all Attributable Debt in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions as to which the net proceeds of the property sold or transferred are applied to retire Indebtedness or to the purchase of property as described under "-- Restrictions on Sale and Leaseback Transactions") as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets. (Section 1006)

     The provisions described above with respect to limitations on Secured Debt are not applicable to Non-Recourse Land Financing by virtue of the definition of Secured Debt, and will not restrict or limit the ability of the Company and its Restricted Subsidiaries to create, incur, assume or guarantee any unsecured Indebtedness, or of any subsidiary which is not a Restricted Subsidiary to create, incur, assume or guarantee any secured or unsecured Indebtedness.

RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS

     If so provided in the Prospectus Supplement, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless notice is promptly given to the Trustee of the Sale and Leaseback Transaction, fair value is received by the Company or the relevant Restricted Subsidiary for the property sold (as determined in good faith pursuant to a resolution of the Board of Directors of the Company delivered to the Trustee) and the Company or a Restricted Subsidiary, within 365 days after the completion of the Sale and Leaseback Transaction, applies an amount equal to the net proceeds therefrom either (i)(A) with respect to Senior Debt Securities, to the redemption or retirement of Senior Debt Securities of any series, Company Senior Indebtedness or Guarantor Senior Indebtedness (not including Guarantor Senior Subordinated Indebtedness), or (B) with respect to Subordinated Debt Securities, to the redemption or retirement of Debt Securities of any series or Indebtedness of the Company or any Guarantor, or (ii) to the purchase by the Company or any Restricted Subsidiary of property substantially similar to the property so sold or transferred. In lieu of applying all or any part of such amount to the redemption or retirement of Debt Securities or Indebtedness, the Company may deliver Debt Securities to the Trustee for cancellation and thereby reduce the amount to be applied to the redemption of Debt Securities or retirement of Indebtedness by an amount equal to the aggregate principal amount of Debt Securities delivered. (Section 1007)

     In addition to the foregoing, the Company and its Restricted Subsidiaries may enter into a Sale and Leaseback Transaction if immediately thereafter the sum of (i) the aggregate amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (i) through (iv) described in "-- Restrictions on Secured Debt," above or Secured Debt in relation to which Debt Securities have been equally and ratably secured) and (ii) all Attributable Debt in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions as to which the net proceeds of the property sold or transferred are applied to retire Indebtedness or to the purchase of property as described in clause (ii) of the immediately preceding paragraph) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets. (Section 1007)

RESTRICTIONS ON MERGERS, CONSOLIDATIONS AND TRANSFERS OF ASSETS

     If so provided in the Prospectus Supplement, none of the Company, the Guarantors and the Restricted Subsidiaries will consolidate or merge into or sell, assign, transfer or lease all or substantially all of its assets to another person unless (i) the person is a corporation organized under the laws of the United States of America or any state thereof, (ii) the person assumes by supplemental indenture all the obligations of the Company or such Guarantor or Restricted Subsidiary, as the case may be, relating to the Debt Securities, the Guarantees and the Indentures, as the case may be, and (iii) immediately after the transaction no Event of Default exists; provided that this clause (iii) shall not restrict or be applicable to a merger, consolidation or liquidation of a Restricted Subsidiary or Guarantor with or into the Company or another subsidiary that is wholly-owned, directly or indirectly, by the Company that is, or concurrently with the completion of such merger, consolidation or liquidation becomes, a Guarantor or a Restricted Subsidiary that is wholly-owned, directly or indirectly, by the Company. (Section 801) Upon any such consolidation, merger, sale, assignment or transfer, the successor corporation will be substituted for the Company or such Guarantor or Restricted Subsidiary (including any merger or consolidation described in the proviso at the end of the immediately preceding sentence), as applicable, under the Indentures. The successor corporation may then exercise every power and right of the Company or such Guarantor or Restricted Subsidiary under the Indentures, and the Company or such Guarantor or Restricted Subsidiary, as applicable, will be released from all of its liabilities and obligations in respect of the Debt Securities and the Indentures. In the event the Company or any Guarantor or Restricted Subsidiary leases all or substantially all of its assets, the lessee corporation will be the successor to the Company or such Guarantor or Restricted Subsidiary and may exercise every power and right of the Company or such Guarantor or Restricted Subsidiary, as the case may be, under the Indentures, but the Company or such Guarantor or Restricted Subsidiary, as the case may be, will not be released from its obligations to pay the principal of and premium, if any, and interest, if any, on the Debt Securities. (Section 802)

CONVERSION

     If so provided in the Prospectus Supplement, the Debt Securities will be convertible at their principal amount or any portion thereof which is an integral multiple of $1,000 at any time prior to their maturity (other than Debt Securities with respect to which a Change in Control Purchase Notice, if applicable, has been given and has not been withdrawn), into shares of the Company's Common Stock at the conversion price set forth in the applicable Prospectus Supplement, subject to adjustment as described below. The Company will not be required to issue fractional shares of Common Stock but will pay a cash adjustment in lieu thereof. Except as otherwise provided in the Prospectus Supplement, interest accrued shall not be paid on Debt Securities converted. If any Debt Security not called for redemption is converted between a record date for the payment of interest and the next succeeding interest payment date, such Debt Security must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. (Sections 1801, 1802, 1803)

     The conversion price is subject to adjustment in certain events, including
(i) the subdivision, combination or reclassification of the outstanding Common Stock, (ii) the payment in shares of Common Stock of a dividend or distribution on any class of Capital Stock of the Company, (iii) the issuance of rights or warrants to all holders of Common Stock entitling them to acquire shares of Common Stock at a price per share less than the Current Market Price, or (iv) the distribution to holders of Common Stock of shares of Capital Stock other than Common Stock, evidences of Indebtedness or assets (including securities, but excluding distributions exclusively in cash, and excluding dividends or distributions paid exclusively in Common Stock, rights and warrants referred to above). There will be no upward adjustment in the conversion price except in the event of a reverse stock split. The Company is not required to make any adjustment in the conversion price of less than $0.01, but the same will be carried forward and taken into account in the computation of any subsequent adjustment. (Sections 1806 through 1808) The conversion price will not be subject to adjustment under any circumstances not referred to in this paragraph, such as tender offers, open market purchases or other acquisitions of shares of Common Stock by the Company and/or its subsidiaries, unless otherwise provided with respect to any particular series of Debt Securities in the applicable Prospectus Supplement.

     Conversion price adjustments or omissions in making such adjustments may, under certain circumstances, be deemed to be distributions that could be taxable as dividends to Holders of Debt Securities or to holders of Common Stock.

     In case of any reclassification (excluding those referred to above), merger, consolidation or sale of substantially all the assets of the Company as an entirety, the Holder of each outstanding convertible Debt Security shall have the right to convert such Debt Security only into the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock into which such Debt Security might have been converted immediately prior to the effective date of the transaction. (Section 1807) The Guarantees will not be applicable to or guarantee the Company's obligations with respect to the conversion of the Debt Securities into Common Stock if applicable, see "-- Guarantees," and the Guarantees will be automatically terminated and discharged as to any Debt Security converted into Common Stock. (Section 1601)

PURCHASE OF THE DEBT SECURITIES AT THE OPTION OF THE HOLDER

     If so provided in the applicable Prospectus Supplement, in the event of any Change in Control Triggering Event of the Company occurring on or prior to maturity, each Holder of Debt Securities will have the right, at the Holder's option, subject to the terms and conditions of the applicable Indenture, to require the Company to purchase all or any part (provided that the principal amount is $1,000 or an integral multiple thereof) of such Holder's Debt Securities on the date that is not less than 30 nor more than 60 business days after the occurrence of such Change in Control Triggering Event (the "Change in Control Purchase Date") at a cash price equal to the principal amount thereof plus accrued interest to the Change in Control Purchase Date (the Change in Control Purchase Price"). (Section 1701)

     Within 15 business days after the Change in Control Triggering Event, the Company is obligated to mail to the Trustee and to all Holders at their addresses shown in the Securities Register (and to beneficial owners as required by applicable law) a notice regarding the Change in Control Triggering Event, which notice shall state, among other things: (i) the date by which the Change in Control Purchase Notice (as defined below) must be given by such Holder, (ii) the Change in Control Purchase Price, (iii) the Change in Control Purchase Date, (iv) the name and address of the Trustee and of any other office or agency maintained for the purpose of the surrender of Debt Securities for purchase, (v) the procedures for withdrawing a Change in Control Purchase Notice and (vi) the procedures that Holders must follow to exercise these rights. The Company will cause a copy of such notice to be published in a dally newspaper of national circulation. (Section 1701)

     To exercise this right, the Holder must deliver written notice (a "Change in Control Purchase Notice") to the Trustee or to any other office or agency maintained for such purpose, of the exercise of such right prior to the close of business on the business day immediately prior to the Change in Control Purchase Date. (Section 1701) The Change in Control Purchase Notice must state (i) the certificate number of the Debt Security to be delivered by the Holder for purchase by the Company; (ii) the portion of the principal amount of Debt Securities to be purchased, which portion must be $1,000 or an integral multiple thereof; and (iii) that such Debt Securities will be submitted for purchase by the Company on the Change in Control Purchase Date pursuant to the applicable provisions of the Debt Securities. (Section 1701)

     Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Trustee or to any other office or agency maintained for such purpose on the business day immediately prior to the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and the certificate numbers of the Debt Securities as to which the withdrawal notice relates and the principal amount, if any, which remains subject to the original Change in Control Purchase Notice. (Section 1702)

     Payment of the Change in Control Purchase Price for a Debt Security for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Debt Security (together with any endorsements) to the Trustee or to any other office or agency maintained for such purpose, at any time (whether prior to, on or after the Change in Control Purchase Date) after delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such Debt Security will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such Debt Security. (Section 1703) If the Company has deposited with the Trustee, in accordance with the Indentures, money sufficient to pay the Change in Control Purchase Price of such Debt Security on the Change in Control Purchase Date, then, on and after the Change in Control Purchase Date, such Debt Security shall cease to be outstanding and interest on such Debt Security will cease to accrue, whether or not such Debt Security is delivered to the Trustee or to any other office or agency maintained for such purpose, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the Debt Security). In accordance with the Indentures, no Debt Securities may be purchased pursuant to a Change in Control Triggering Event if there has occurred and is continuing an Event of Default described below under "Events of Default" (other than a default in the payment of the Change in Control Purchase Price with respect to such Debt Securities). (Section 1701)

     The Company shall make all filings required under and comply with all federal and state securities laws regulating the purchase of Debt Securities at the option of Holders upon a Change in Control Triggering Event, including, if applicable, Section 14(e) of the Exchange Act and Rule 14e-1 promulgated thereunder and any other applicable tender offer rules. (Section 1704)

     The Change in Control Triggering Event purchase feature of the Debt Securities may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. If such a Change in Control Triggering Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price for all Debt Securities tendered by the Holders thereof. A default by the Company on its obligation to pay the Change in Control Purchase Price could result in acceleration of the payment of other Indebtedness of the Company at the time outstanding.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     If permitted by the terms of any Debt Securities, the Company may terminate certain of its obligations under the Indenture with respect to such Debt Securities, including its obligations to comply with the restrictive covenants described in this Prospectus, on the terms and subject to the conditions contained in such Indenture, by depositing in trust with the Trustee money or obligations of, or guaranteed by, the United States sufficient to pay the principal of, premium, if any, and interest, if any, on such Debt Securities to maturity (or earlier redemptions) (Section 401 and Article Fourteen)

     The Prospectus Supplement sets forth the specific provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

EVENTS OF DEFAULT

     An Event of Default with respect to any series of Debt Securities is defined in the Indentures as being: (a) default by the Company for 30 days in the payment of any installment of interest on the Debt Securities of such series; (b) default by the Company in the payment of any principal on the Debt Securities of such series, including purchase upon redemption, if applicable, or a Change in Control Triggering Event, if applicable, as described under "Purchase of the Debt Securities at the Option of the Holder"; (c) default in the deposit of any sinking fund payment when and as due by the terms of the Indentures; (d) default by the Company in the performance of any of the agreements in the applicable Indenture contained therein for the benefit of the Debt Securities of such series which shall not have been remedied within a period of 60 days after receipt of written notice by the Company from the Trustee for such series of Debt Securities or by the Company and such Trustee from the Holders of not less than 25% in principal amount of the Debt Securities of such series then outstanding; (e) any Guarantee in respect of such series of Debt Securities shall for any reason cease to be, or be asserted in writing by any Guarantor thereof or the Company not to be, in full force and effect, and enforceable in accordance with its terms (other than by reason of the termination of the applicable Indenture or the release or discharge of any such Guarantee in accordance with the applicable Indenture), provided, however, that if the Company or any Guarantor asserts in writing that any such Guarantee is not in full force and effect and enforceable in accordance with its terms, such assertion shall not constitute an Event of Default for purposes of this paragraph (if (i) such written assertion is accompanied by an opinion of counsel to the effect that, as a matter of law, the defect or defects rendering such Guarantee unenforceable can be remedied within 10 days of the date of such assertion, (ii) the Company or such Guarantor delivers an officers' certificate to the effect that the Company or such Guarantor represents that such defect or defects shall be so remedied within such 10-day period, and (iii) such defect or defects are in fact so remedied within such 10-day period); (f) certain events of bankruptcy, insolvency or reorganization of the Company or any Guarantor that is a Significant Subsidiary; and (g) any other Event of Default established in accordance with the applicable Indenture with respect to any series of Debt Securities. (Section 501)

     The Indentures provide that if an Event of Default (other than an Event of Default described in clause (g) in the immediate preceding paragraph) with respect to any series of Debt Securities shall have occurred and be continuing, either the Trustee with respect to the Debt Securities of that series or the Holders of at least 25% in aggregate principal amount of Debt Securities of that series then outstanding may declare the principal amount (or, if the Debt Securities of that series were sold at an original issue discount, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series and interest, if any, accrued thereon to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on Debt Securities of that series) may be waived by the Holders of a majority in principal amount of the Debt Securities of that series then outstanding. If an Event of Default described in clause (g) in the immediately preceding paragraph occurs and is continuing, then the principal amount of all the Debt Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502)

     The Indentures contain a provision entitling the Trustee with respect to any series of Debt Securities, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Holders of the relevant Debt Securities of such series before proceeding to exercise any right or power under the applicable Indenture at the request of the Holders of such Debt Securities. The Indentures also provide that the Holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series of Debt Securities, or exercising any trust or power conferred on such Trustee the Debt Securities of such series. The Indentures contain a covenant that the Company will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists. (Section 503)

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder, unless such Holder shall have previously given the Trustee for such series of Debt Securities written notice of an Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in aggregate principal amount of the Securities of that series shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and such Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, any right of a Holder of any Debt Security to receive payment of the principal of and any interest on such Debt Security on or after the dates expressed in such Debt Security and to institute suit for the enforcement of any such payment on or after such dates shall not be impaired or affected without the consent of such Holder. (Section 507)

RESIGNATION OF TRUSTEE

     The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities under a single indenture, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee. (Section 608)

MODIFICATION OF THE INDENTURES

     The Indentures contain provisions permitting the Company and the Trustee, with the consent of the Holders of a majority of the principal amount of the Debt Securities of each series then outstanding under the applicable Indenture, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the applicable Indenture or modifying the rights of the Holders of the Debt Securities of such series, except that no such supplemental indenture may, among other things, (i) extend the final maturity of any Debt Security, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, impair the right to institute suit for payment thereof or reduce any amount payable upon any redemption thereof or modify any conversion rights as described under "-- Conversion," if applicable, without the consent of the Holder of the Debt Security so affected, or (ii) reduce the aforesaid percentage of Debt Securities, the consent of the Holders of which is required for any such supplemental indenture, without the consent of the Holders of all outstanding Debt Securities. The Board of Directors of the Company does not have the power to waive any of the covenants of the Indentures including those relating to consolidation, merger or sale of assets. (Section 902)

     Modification and amendment of the Indentures may be made by the Company and Trustee without the consent of any Holder for any of the following purposes: (i) to evidence the succession of another Person to the Company as obligor under the Indentures and the Debt Securities; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company by the Indentures; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to change or eliminate any provisions of the Indentures, provided that any such change or elimination shall become effective only when there are no outstanding Debt

Securities of any series created prior thereto which are entitled to the benefit of such provision; (v) to establish the form or terms of the Debt Securities of any series; (vi) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indentures by more than one Trustee; (vii) to close the Indentures to authentication and delivery of additional series of Debt Securities, and to cure any ambiguity, defect or inconsistency in the Indentures, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (viii) to supplement any of the provisions of the Indentures to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided that such action shall not adversely affect the interests of the Holders of any Debt Securities in any material respect. (Section 901)

CERTAIN DEFINITIONS

     Set forth below is a summary of certain terms used in the Indenture. Reference is made to the Indentures for the full definition of all such terms:

     "Attributable Debt" means, in respect of a Sale and Leaseback Transaction, the present value (discounted at the weighted average effective interest cost per annum of the outstanding Debt Securities of all series, compounded semi-annually) of the obligation of the lessee for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance taxes, assessments, water and utility rates and similar charges.

     "Change in Control" means, with regard to the Company, the occurrence of
(i) any consolidation, share exchange or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Company's voting stock would be converted into cash, securities or other property, other than, in any case, a merger of the Company in which the holders of the Company's voting stock immediately prior to the merger have the same or greater proportionate ownership directly or indirectly, of the voting stock of the surviving corporation immediately after the merger as they had of the voting stock of the Company immediately before the merger, or (ii) any person, including affiliates of the Company (other than the Company, its Restricted Subsidiaries, employee stock ownership plans or employee benefit plans of the Company or its subsidiaries, or a Permitted Holder) filing a Schedule 13D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the Company's voting stock.

     In view of such definition, a Change in Control in respect of the Company will not occur, and a Change in Control Triggering Event will not arise in connection with, among other things, any Permitted Holder becoming the beneficial owner of 50% or more of the Company's voting stock.

     "Change in Control Triggering Event" means the occurrence of both a Change in Control and Rating Decline.

     "Consolidated Net Tangible Assets" means the total amount of assets which would be included on a combined balance sheet of the Restricted Subsidiaries (not including the Company) together with the total amount of assets that would be included on the Company's balance sheet, not including its subsidiaries, under generally accepted accounting principles (less applicable reserves and other properly deductible items) after deducting therefrom: (i) all short-term liabilities, except for liabilities payable by their terms more than one year from the date of determination (or renewable or extendible at the option of the obligor for a period ending more than one year after such date) and liabilities in respect of retiree benefits other than pensions for which the Company or the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106, (ii) investments in subsidiaries that are not Restricted Subsidiaries, including, without limitation, ICM, and (iii) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other tangible assets.

     "Investment Grade" means a rating of BBB- or higher by S&P and Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's.

     "Moody's" means Moody's Investors Services, Inc. and its successors.

     "Non-Recourse Land Financing" means any Indebtedness of the Company or any Restricted Subsidiary for which the holder of such Indebtedness has no recourse, directly or indirectly, to the Company or such Restricted Subsidiary for the principal of, premium, if any, and interest on such Indebtedness, and for which the Company or such Restricted Subsidiary is not, directly or indirectly, obligated or otherwise liable for the principal of, premium, if any, and interest on such Indebtedness, except pursuant to mortgages, deeds of trust or other Security Interests or other recourse, obligations or liabilities in respect of specific land or other real property interests of the Company or such Restricted Subsidiary; provided that recourse, obligations or liabilities of the Company or such Restricted Subsidiary solely for indemnities, covenants or breach of warranty representation or covenant in respect of any Indebtedness will not prevent Indebtedness from being classified as Non-Recourse Land Financing.

     "Permitted Holder" means (i) either of William J. Pulte and James Grosfeld,
(ii) any of their respective affiliates, parents, spouses, descendants, and spouses of descendants, or (iii) any trusts or other entities controlled by Mr. Pulte or Mr. Grosfeld and their respective estates, heirs, administrators or personal representatives.

     "Rating Agency" means (i) S&P, (ii) Moody's, or (iii) if S&P or Moody's or both shall not make a rating of the Debt Securities publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody's or both, as the case may be.

     "Rating Category" means (i) with respect to S&P, any of the following categories: BB, B, CCC, CC, C- and D (or equivalent successor categories), (ii) respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories), and (iii) the equivalent of any such category of S&P or Moody's used by another Rating Agency. In determining whether the rating of the Debt Securities has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in rating from BB+ to BB will constitute a decrease of one gradation).

     "Rating Date" means the date which is 30 days prior to the earliest of (i) a Change in Control, (ii) public notice of the occurrence of a Change in Control and (iii) public notice of the intention by the Company to effect a Change in Control.

     "Rating Decline" means the occurrence on or within 30 days after the earlier of the date of public notice of the occurrence of a Change in Control or the public announcement of the intention by the Company to effect a Change in Control (which period shall be extended so long as the rating of the Debt Securities is under publicly announced consideration for possible downgrade by any of the Rating Agencies) of: (a) in the event the Debt Securities are rated by either Moody's or S&P on the Rating Date as Investment Grade, the rating of the Debt Securities by both such Rating Agencies below Investment Grade, or (b) in the event the Debt Securities are rated below Investment Grade by both such Rating Agencies on the Rating Date, the rating of the Debt Securities by either Rating Agency is decreased by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

     "Restricted Subsidiary" means any Guarantor and any other subsidiary of the Company as of the date of the Indentures and any successor to such Guarantor or subsidiary other than (i) First Heights Bank, Pulte Financial Companies, Inc., ICM Mortgage Corporation, PHCC, PDCI or North American Builders Indemnity Corporation and (ii) any successor to any of the subsidiaries described in clause (i).

     "S&P" means Standard & Poor's Corporation and its successors.

     "Sale and Leaseback Transaction" means a sale or transfer made by the Company or a Restricted Subsidiary (except a sale or transfer made to the Company or another Restricted Subsidiary) of any property which is either (a) a manufacturing facility, office building or warehouse whose book value exceeds 1% of

Consolidated Net Tangible Assets as of the date of determination or (b) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to the Company or a Restricted Subsidiary.

     "Secured Debt" means any Indebtedness which is secured by (i) a Security Interest in any property of the Company or any Restricted Subsidiary or (ii) a Security Interest in shares of stock owned directly or indirectly by the Company or a Restricted Subsidiary in a corporation or in equity interests owned by the Company or a Restricted Subsidiary in a partnership or other entity not organized as a corporation or in the rights of the Company or a Restricted Subsidiary in respect of Indebtedness of a corporation, partnership or other entity in which the Company or a Restricted Subsidiary has an equity interest; provided that "Secured Debt" shall not include Non-Recourse Land Financing that consists exclusively of "land under development, "land held for future development" or "improved lots and parcels," as such categories of assets are determined in accordance with generally accepted accounting principles. The securing in the foregoing manner of any such Indebtedness which immediately prior thereto was not Secured Debt shall be deemed to be the creation of Secured Debt at the time security is given.

     "Security Interest" means any mortgage, pledge, lien, encumbrance or other security interest which secures the payment or performance of an obligation.

                          DESCRIPTION OF CAPITAL STOCK

     The following general summary of the Company's capital stock and certain provisions of the Michigan Business Corporation Act ("MBCA") is qualified in its entirety by reference to the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), and the MBCA.

     The Company is authorized by the Articles of Incorporation to issue 100,000,000 shares of Common Stock. On March 31, 1995, 26,969,955 shares of Common Stock were issued and outstanding.

     At March 31, 1995, the Company had 3,130,800 shares of Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Common Stock at prices ranging from $7.93 to $42.00 per share. An additional 998,800 shares of Common Stock have been reserved for issuance pursuant to the Company's stock option plans.

     The holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, subject to the rights of any Preferred Stock (as hereinafter defined) at the time outstanding.

     The holders of the Common Stock are entitled to one vote for each share on all matters voted on by shareholders, including election of directors. The holders of the Common Stock do not have any cumulative voting, conversion, redemption, sinking fund or preemptive rights. In the event of dissolution, liquidation or winding up of the Company, holders of the Common Stock will be entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company's Indebtedness, and the aggregate liquidation preference of any Preferred Stock then outstanding.

     The Common Stock is listed on the New York Stock Exchange. The Company intends to apply to the New York Stock Exchange to list the additional shares of Common Stock offered hereby and issuable upon conversion of convertible Debt Securities, if any. State Street Bank and Trust Company is the transfer agent and registrar for the Common Stock.

     The Company is also authorized by the Articles of Incorporation to issue 25,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), none of which have been issued. The Board of Directors has authority to divide the 25,000,000 shares of Preferred Stock into series and to fix the rights and preferences of any series so established. Variations between different series may be created by the Board of Directors with respect to such matters as voting rights, rate of dividend, priority of payment, rights of accumulation, redemption or signing fund terms, preferences upon liquidation or dissolution, conversion rights and any other preferences or rights.

     The Articles of Incorporation provide that the Board of Directors will be divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. The present Board of Directors consists of eight persons who were elected to the Board of Directors for terms of three years each by the Company's shareholders. The Articles of Incorporation also provide that to the extent holders of Preferred Stock are given the right, voting separately or by class or series, to elect directors, such directors shall not be divided into the foregoing classes.

     The Articles of Incorporation require, in addition to any vote required by law, the affirmative vote of the holders of at least 69.3% of the shares voting at a meeting of shareholders in connection with (i) any merger or consolidation of the Company or any subsidiary with any "Interested Shareholder," as defined therein, or any corporation which is, or after the merger or consolidation would be, an "Affiliate," as defined therein, of an Interested Shareholder that was an Interested Shareholder prior to the transaction; (ii) certain transfers to any Interested Shareholder or Affiliate of an Interested Shareholder, other than the Company or any of its subsidiaries, of any assets of the Company or any subsidiary having an aggregate book value of 10% or more of its consolidated net worth; (iii) certain transfers by the Company or any subsidiary of "Equity Securities," as defined therein, of the Company or any subsidiary which have an aggregate market value of 5% or more of the total market value of the outstanding shares of the Company to any Interested Shareholder or Affiliate of an Interested Shareholder, other than the Company or its subsidiaries (subject to certain exceptions); (iv) the adoption of any plan or proposal for liquidation or dissolution of the Company proposed by or on behalf of an Interested Shareholder or any Affiliate of an Interested Shareholder; (v) any reclassification of securities or recapitalization of the Company, or any merger, consolidation or share exchange of the Company with any of its subsidiaries which has the effect of increasing the proportionate amount of the outstanding shares of any class of Equity Securities of the Company or any subsidiary which is owned by an Interested Shareholder or any Affiliate of an Interested Shareholder (each of the transactions referred to in clauses (i) through (v), a "Business Combination"); or (vi) any agreement, contract or arrangement providing for one or more of the foregoing. An "Interested Shareholder" generally includes any beneficial owner of 10% or more of the voting power of the Company or any Affiliate of the Company that at any time within the two year period prior to the date in question was the beneficial owner of 10% or more of the voting power of the Company.

     The foregoing supermajority vote is not required if (i) the Board of Directors approves such Business Combination and either the Interested Shareholder has been an Interested Shareholder for at least two years prior to the date of the Board approval or such proposed transaction was approved by the Board prior to the time the Interested Shareholder became an Interested Shareholder or (ii) a majority of the outstanding stock of such other corporation is owned by the Company or its subsidiaries.

     The foregoing supermajority provisions may only be amended by the affirmative vote of 69.3% of the shares voting on the proposed amendment at a meeting of shareholders, in addition to any vote otherwise required by law.

CERTAIN PROVISIONS OF THE MICHIGAN BUSINESS CORPORATION ACT

     Chapters 7A and 7B of the MBCA may affect attempts to acquire control of the Company. Pursuant to the Articles of Incorporation, the Company has expressly elected not to be subject to the provisions of Chapter 7A of the MBCA; however, the Board of Directors may terminate this election in whole or in part by action of the majority of directors then in office. Chapter 7A applies to "Business Combinations," defined to include, among other transactions, certain mergers, substantial sales of assets or securities and recapitalizations between covered Michigan business corporations or their subsidiaries and an "Interested Shareholder" (generally a beneficial owner of 10% or more of the voting power of the Company's outstanding voting stock). In general, Chapter 7A requires, for any Business Combination, an advisory statement from the Board of Directors, the approval of holders of at least 90% of each class of the shares entitled to vote and the approval of holders of at least two-thirds of such voting shares not held by the Interested Shareholder, its affiliates and associates. These requirements do not apply, however, where the Interested Shareholder satisfies certain "fair price," form of consideration and other requirements and at least five years have elapsed after the person involved became an Interested Shareholder. The Board of Directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified Interested Shareholders.

     Pursuant to its Bylaws, the Company has also expressly elected not to be subject to the provisions of Chapter 7B of the MBCA; however, the Board of Directors may terminate this election by action of the majority of directors then in office. Generally, under Chapter 7B an entity that acquires "Control Shares" of the Company may vote the Control Shares on any matter only if a majority of all shares, and of all non "Interested Shares," of each class of shares entitled to vote as a class, approve such voting rights. In general, "Interested Shares" are shares owned by employee-directors of the Company, all its officers, or the entity making the "Control Share Acquisition." "Control Shares" are shares that, when added to those already owned by an entity, would give the entity voting power in the election of directors over any of three thresholds: one-fifth, one-third and a majority. If Control Shares acquired in a Control Share Acquisition are accorded full voting rights and the acquiror of such Control Shares has acquired a majority of all voting power of the Company, Chapter 7B would afford special dissenters' rights to Company shareholders other than the acquiring person, unless otherwise provided in the Articles of Incorporation or Bylaws before the Control Share Acquisition occurs. The effect of the statute is to condition the acquisition of voting control of the corporation on the approval of a majority of the pre-existing disinterested shareholders. The Board of Directors may amend the Bylaws before a Control Share Acquisition occurs to provide that Chapter 7B applies to the Company. The Board of Directors currently has no plans to effect any such amendment, nor is it aware of any other plans or proposals to do so by a shareholder.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities: (i) through underwriters or dealers;
(ii) through agents; (iii) directly to one or more purchasers; or (iv) through a combination of any such method of sale. The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriter discounts and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers and any securities exchanges on which such Securities may be listed.

     If an underwriter or underwriters are utilized in the sale, the Company will execute an underwriting agreement with such underwriters at the time of sale to them, and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered. If underwriters or dealers are used in the sale, the Securities will be acquired by the underwriters or dealers for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     The place and time of delivery for, and manner for determining the price of, Securities will be set forth in the Prospectus Supplement.

                                 LEGAL MATTERS

     The validity of the issuance of the Securities and certain other legal matters in connection with the Securities offered hereby will be passed upon for the Company by Honigman Miller Schwartz and Cohn, Detroit, Michigan, and for the underwriters, if any, by counsel named in the applicable Prospectus Supplement. Honigman Miller Schwartz and Cohn serves as counsel to the Company and its subsidiaries. A partner of Honigman Miller Schwartz and Cohn, Alan E. Schwartz, is a Director of the Company. As of June 15, 1995 approximately four attorneys at Honigman Miller Schwartz and Cohn beneficially owned an aggregate of approximately 56,100 shares of Common Stock of the Company.

                                    EXPERTS

     The consolidated financial statements of Pulte Corporation appearing in Pulte Corporation's Annual Report (Form 10-K/A) for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

             ======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS; AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO BUY SUCH SECURITY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          ---------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                          PAGE
                                          ----
The Company.............................  S-2
Recent Developments.....................  S-2
Selected Consolidated Financial
  Information...........................  S-3
Use of Proceeds.........................  S-4
Capitalization..........................  S-4
Description of Senior Notes.............  S-5
Underwriting............................  S-7
Legal Matters...........................  S-7

PROSPECTUS
Available Information...................    2
Incorporation of Certain Documents by
  Reference.............................    2
The Company.............................    4
The Guarantors..........................    4
Use of Proceeds.........................    4
Ratio of Earnings to Fixed Charges......    4
Business................................    5
Properties..............................    9
Legal Proceedings.......................    9
Description of Debt Securities..........   10
Description of Capital Stock............   22
Plan of Distribution....................   24
Legal Matters...........................   25
Experts.................................   25

             ======================================================
             ======================================================

                                  $150,000,000

                               PULTE CORPORATION

                              7 5/8% SENIOR NOTES
                              DUE OCTOBER 15, 2017

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                          ---------------------------

                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS

                          SBC WARBURG DILLON READ INC.

                                OCTOBER 9, 1997
             ======================================================